FORM SB-2
PART 1 - INFORMATION REQUIRED IN PROSPECTUS
Item 1.

Front of Registration Statement and Outside Front Cover of
Prospectus.

Valhalla Motion Pictures Inc.

$5,000,000 Regulation A Offerings

$1,700,000 Series A Offerings

680 Series A  13% Cumulative Debenture Notes

Valhalla Motion Pictures Inc., a California Corporation, is offering 680 Series A, 13% cumulative debenture Notes in a best effort underwriting offering. The offering is the first of three Series. The entire offering including the Series A offering is $5 million.


Investing on these Debenture Notes involves a high degree of risk. See "Risk Factors".


Per Debenture
	Total

Offering Price						$2,500
	$1,700,000
Discount and Commission to Underwriters		$   400
	$   272,000
Offering Proceeds to Project				$2,100
	$1,428,000


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Notes matures in 24 months and subject to redemption, without premium, after the last Interest payment date.

Canon Securities LLC expects to deliver the debenture Notes to investors on August 16, 2001.

Canon Securities LLC

_______________



March 15, 2001


Item 2.

Inside Front and Outside Back Cover Pages of Prospectus


TABLE OF CONTENTS


											Page

The Company.......................		8

Industry Overview......................		8

Management's Discussion And Analysis.............		9

Officer, Directors And Key Advisors..............		11

Competitive Advantage....................		14

Sources And Use Of Proceeds..................		15

The Offering........................		16

Description Of Debentures Notes...............		18

Risk Factors.........................		21

Appendix A..........................		25

Appendix B..........................		27

Appendix C..........................		30

Appendix D..........................		31

Appendix E.........................		32

Appendix F.........................		33



Item 3.

Summary Information and Risk Factors

Competition
The motion picture industry involves a substantial degree of risk. Each motion picture is an individual artistic work, and its commercial success is primarily determined by audience reaction, which is unpredictable. Accordingly, there can be no assurance as to the financial success of this film. The motion picture industry is extremely competitive. The film will vie for audience attention with many other motion pictures, many of which will be released by companies having financial resources that are substantially greater than those of the Company.

Nature of the Motion Picture Industry
The acquisition of movie scripts, development, casting, production and post-production is an inexact science and involves a high degree of risk. Studies show that log openings or number of showings is the best determinate of high grossing movies. The Company's goal is to finance twenty-five or more of these lower budget movies and maximize the number of log openings or number of showings.

Film Distribution
The Company intends to form alliances with third party distribution entities and license certain distribution rights in foreign territories through output arrangements or on a film-by-film basis. The competition for screens in the U.S. and internationally is often great, as the major motion picture firms are able to commit far greater resources towards the distribution of their films and tie up numerous screens for their premium pictures.

History of Marginal Profitability
The Company has a history of limited working capital. The
Company in the future may seek or secure debt and or equity from other sources in order to service this debt. There is no assurance that any other such financings will be available, or that they will be available on terms favorable to the Company.


Risk of Production and Distribution of Films
The cost of producing and distributing motion pictures has generally increased in recent years and may continue to increase in the future. The Company intends to use the monies from the Offering to produce and distribute full-length fixed budget pictures that have production and distribution budgets that are significantly less than the major industry average. There are numerous risks involved in producing and distributing films and, even if a film is produced, it may not be done on a timely or cost-effective basis and once distributed there is no guarantee that an audience will accept the film. A significant time may elapse
(8 - 12 months) between the expenditure of funds by the Company and the receipt of corresponding revenues. While individuals within the company do have identified and previously used distribution channels, there can be no assurance that the Company will recover its investment in the film.

Development Stage Company
The Company is a development stage company and has no history of operations. Accordingly, the Company has no operating history upon which an evaluation of its prospects can be based. Such prospect must be considered in light of the risk, expenses and difficulties frequently encountered in the establishment of a new business as well as the risk, expenses and difficulties encountered in the shift from a development stage company to a company with operating revenues. Proposed operations will be subject to all risks inherent in the establishment of a new business enterprise.

International Operations
A substantial portion of the films revenue will be derived from the international distribution of motion pictures.
These operations are subject to all risk attendant to international operation, including changes in foreign governments, international political and economic conditions, exchange control laws, imposition of quotas, and other factors beyond the Company's control.

Labor Considerations
Most actors in the film industry who will be involved with the film are members of the Screen Actor Guild, which bargains collectively with producers on an industry-wide basis from time to time. There is no assurance that labor difficulties will not adversely affect the production of the film.

Technological Developments
New technological developments will undoubtedly occur which will change the way films are made, distributed or exhibited. It is not possible to accurately forecast the effect that recent and future technological development will have on the value of the film.

No Public Market/Limitation on Transferability
There is no public trading market for the Notes of the Company. While it is the intention of the Company to seek to provide a public market for the Company's Notes in the future, there is no assurance that this will happen.

No Guarantee of Returns
Investing in films is a high-risk business. No assurance can be made or given that a purchase of Notes will realize any return on investment or the he, she or it will not lose his, her or its entire investment.

Interest and Principal Payments
Due to the start-up status of the Company and the uncertainties associated with its operations during that period of time, there can be no assurance that the Company will make those interest and/or principal payments on time or, in the event of sustaining significant losses from its operations, at any time in the future. Interest in these Notes is payable in arrears. However investors who anticipate the need for interest from their investment in the Company should not purchase the Notes offered hereby.




Financial Projections
The financial projections set forth in the materials accompanying this offering memorandum have been developed by the Company based wholly upon assumptions about potential revenues and expenses, and such assumptions may prove to be in part or wholly materially incorrect.
Investors should understand that such financial projections are estimates only, subject to all the uncertainties of projections for start-up enterprises, and that the actual results of operations may be materially different from the results shown or implied by such projections.

Best Effort Offering
No assurance can be given that all of the Notes being offered hereby will be sold. To the extent that investors subscribe to fewer than the maximum numbers of Notes offered hereby, some or all of the Company's business plan may be delayed or unfulfilled.



Item 3. (b)

Address and Phone Number of Executive Offices

			Valhalla Motion Pictures Inc.
			17011 Beach Blvd., Suite 900,
			Huntington Beach, CA 92647
			(714) 375 - 6641









(This space intentionally left blank)


Item 4.

Use of Proceeds

The following table sets forth the anticipated application of the estimated net proceeds from this Offerings. Many of the figures set forth are estimated and based on certain assumptions and cannot be precisely calculated at this time

Maximum
Proceeds
Assuming  680
Notes

Sources:

Gross Offering Proceeds
	$1,700,000
Offering Expenses:
	Placement Agent Commission(1)
272,000
	Reserve Fund (2)
122,400
Due Diligence(3)
51,000
Expenses(4)
102,000
Distribution/Show Expenses(5)
26,300

Total Sources (Net Offering Proceeds)
	$1,126,300





(1)	The shares are being offered on a "best effort"
basis through participation members (the Placement
Agent") of the National Association of Securities
Dealers, Inc ("NASD") who will be paid a commission of 16% of the price of each Note sold by such Placement
Agent.

(2)	Reserve fund. These funds are invested in
marketable fixed income securities.

(3)	The Placement Agent will also receive a non-
accountable expense or due diligence allowance equal to 3% of the purchased price of each Note sold by such Placement Agent.

(4)	Includes non-accountable expense allowance and
wholesaling commission and investment banking fee and other expenses, such as legal, accounting and printing, mailing, postage, communication.

(5)	These funds are invested in marketable fixed
income securities. Some of the important festivals include Berlin, Cannes, Los Angeles, Lucarino, New
York, Seattle, Sundance, Telluride, Toronto Venice,
Santa Barbara, Palm Springs International including hiring a local publicist for appropriate festival.




Item 5.

Determination of Offering Price.

The 680 Notes are priced to finance a full-length movie.
Each Note is priced at $2500.00.


Item 6.

Dilution.

Not Applicable.


Item 7.

Selling Security Holders

Not Applicable.



Item 8.

Plan Distribution

These Notes are offered as Best effort only through:
					Canon Securities LLC
					19700 Fairchild Road
					Suite 150
					Irvine, CA  92612

The two principals of Canon Securities each own 20% of Valhalla Motion Pictures Inc.
The managing member of Canon Securities LLC, as part of his fiduciary obligation to their clients and Valhalla
Motion Pictures Inc, shall oversee and monitor Valhalla
Motion Picture's Chief Financial Officer's responsibilities.



Item 8. (b)

Business Experience of Principal Underwriters

Mr. Art Okun
Art Okun is the President and Principal of Canon
Securities LLC. He has been a registered representative since 1992 with N. Y. Life Securities and has had principal experience since 1993 in Fixed Income, Private
Placement offerings and Equities. Mr. Okun is a 1984 graduate from Augsburg College in Minneapolis, Minnesota with a degree in Economics and Finance. Mr. Okun holds a Principal's Supervisory Series 24 license, General
Securities Series 7, Financial and Operations Principal
Series 27, Series 63, California Insurance Agent License, and he is a Chartered Financial Analyst Candidate. (CFA)
Mr. Okun is affiliated with Valhalla Motion Pictures and a fiduciary for both the underwriter and issuer, and has successfully participated in the funding of many fixed income bonds and (2) private placement offerings raising over $25 million.

Mr. Wes Kelley
Wes Kelley represents the investors in Valhalla Motion Pictures, Inc., as a fiduciary for the underwriter. Mr. Kelley is affiliated with Canon Securities, LLC, and holds a securities Principal's Supervisory Series 39 license along with Series 22 and 63 licenses. He is a 1975 graduate from San Francisco State University with a degree in Broadcast Communications and Advertising. During his broadcast internship Mr. Kelley gained practical experience in budgeting, writing, directing and producing corporate media, including instructional video programs and P.R. related materials. Mr. Kelley's education and background, combined with his experience as an accomplished musician and performer, provides investors with the unique advantage of an in-depth knowledge of both the investment and entertainment industry.

Item 8. (d)

Underwriter's Representative on the Board of Directors

The two principals of Canon Securities LLC are members of the board of Directors of Valhalla Motion Pictures Inc.

 Item 8. (e)

Indemnification of Underwriter

The issuer indemnifies Canon Securities LLC and it's controlling persons against any liability arising under the Securities Act.



Item 9.

Legal Proceedings

Certain legal matters, including the validity of the securities being issued, will be passed upon by a counsel. As of the date hereof, the Company has no pending litigation.

				Snell & Wilmer LLP
				Law Offices
				1920 Main Street, Suite 1200
				Irvine, California 92614


Item 10.

Directors, Executive Officers, Promoters and Control
Persons

Name				Age		Position
Mr. Ric Gallaher			47		President, CEO
Mr. Art Okun(1)			43		Vice President/
Secretary Treasurer
Mr. Wes Kelley(1)			49		Vice President
Mr. Anthony Cannella		44		Vice
President/Director/Post-Production
Mr. Richard McHugh		47		Vice President/Music
Supervisor

(1)	Member of audit committee

Mr. Anthony Cannella
Mr. Cannella has been involved with over 100 motion pictures in his career covering 25 years. He has directed two feature films (Sierra Quest, for PM Entertainment, and Rule No. 3 for Arrow Entertainment) and been
Assistant Director, Co-writer or Producer on 24 other films. As a film mixer and post-production supervisor, Mr. Cannella has 133 films to his credit.
Born in Pittsburgh, Pa., Anthony moved to Las Vegas out of high school in 1974 and began a career as a recording engineer in commercial advertising and music. He moved to Los Angeles in 1980 to expand his interest into films and post-production work. Mr. Cannella has 14 gold records to his credit as a music-recording engineer for Epic and Capital Records and worked with Michael Jackson as his personal engineer for 2 years. Mr. Cannella is currently producing and Co-directing a series for Showtime call
"The Voyeur". This series will air 27 episodes in the United States.

Mr. Richard McHugh
Mr. Richard (Rich) McHugh grew up in New York City and has seized every opportunity to expand his creative and business horizons as an accomplished musician of both individual songs and production soundtracks. In his prosperous career, Rich's talents have effortlessly spanned the fields of TV Commercial Productions, including McDonald's, Burger King, Chevrolet, Bordens,
Schafer Beer; Hit Broadway Show Productions, including "A
Chorus Line"; Video Productions, including the highly successful workout video series "Crunch" (5 years, 130 episodes), "Yoga Zone" (60 shows), "Playboy" (many productions); major Network TV Productions, including
"Brooklyn Bridge" (CBS), "A Year in a Life", "Sisters", and "Hollywood Safari" (14 episodes); and Feature Film
Productions, including "Moscow on the Hudson" (Robin
Williams), "Three Fugitives" (Nick Nolte/Martin Short),
"Mystic Pizza" (Julia Roberts), "Dream Team" (Michael
Keaton).  His most recent films include "Escape Under
Pressure", starring Rob Lowe, "Shark in a Bottle", starring Ben Gazarra and Danny Knucci from "Titanic".
Rich is currently working on an action Sci-Fi film tentatively titled "Epoch", starring Ryan O Neal and Brian Keith.
In addition to his business talents, Rich is deeply committed to community service, working with 15 children weekly. His valuable and extraordinarily diversified background, coupled with an uncompromising sense of integrity, and a charismatic personality bring a positive, vibrant and essential creative element to Valhalla Motion Pictures (PMP).


Mr. Ric Gallaher
Ric Gallaher acts as a liaison between the Movie and the investors. During his college years he worked in a local
TV station as a cameraman before moving to California in 1974 to pursue a music career. The 70's found Ric
Performing in venues that included the famous Cow Palace, Bill Graham's Winterland, and Golden Gate Park where he served as a singer, songwriter and guitarist for some of the most talented musicians in the world. Mr. Gallaher was a contracted staff composer for Columbia Pictures for two years and has numerous films to his credit; including
"King of the Gypsies" (Dino DeLaurentis 1977),
"Punchline" (Tom Hanks) and "Celloso" (2000 South
American).
Mr. Gallaher has composed songs for the Pointer Sisters, wrote the Title Cut for Timmy T's 2nd worldwide album, and has written, performed and produced music for TV and major motion pictures for over 25 years.
Mr. Gallaher also holds a securities Principal's
Supervisory Series 39 license along with Series 22 and 63 licenses. With his music background and securities background Ric provides a clear bridge between Show and Business.


Mr. Wes Kelley
Wes Kelley represents the investors in Valhalla Motion Pictures, Inc., as a fiduciary for the underwriter. Mr. Kelley is affiliated with Canon Securities, LLC, and holds a securities Principal's Supervisory Series 39 license along with Series 22 and 63 licenses. He is a 1975 graduate from San Francisco State University with a degree in Broadcast Communications and Advertising. During his broadcast internship Mr. Kelley gained practical experience in budgeting, writing, directing and producing corporate media, including instructional video programs and P.R. related materials. Mr. Kelley's education and background, combined with his experience as an accomplished musician and performer, provides investors with the unique advantage of an in-depth knowledge of both the investment and entertainment industry.



Mr. Art Okun
Art Okun is the President and Principal of Canon
Securities LLC. He has been a registered representative since 1992 with N. Y. Life Securities and has had principal experience since 1993 in Fixed Income, Private
Placement offerings and Equities. Mr. Okun is a 1984 graduate from Augsburg College in Minneapolis, Minnesota with a degree in Economics and Finance. Mr. Okun holds a Principal's Supervisory Series 24 license, General
Securities Series 7, Financial and Operations Principal
Series 27, Series 63, California Insurance Agent License, and he is a Chartered Financial Analyst Candidate. (CFA)
Mr. Okun is affiliated with Valhalla Motion Pictures and a fiduciary for both the underwriter and issuer, and has successfully participated in the funding of many fixed income bonds and (2) private placement offerings raising over $25 million.


Item 11.

Security Ownership of Certain Beneficial Owners and
Management


Title of Class
Name and
Address
Percent of
Class

Amount of
Shares
President /CEO
James P.
Gallaher
29821
Imperial
Drive
San Juan
Capistrano,
CA 92675
20%
170,000
Shares
Vice President /
Secretary Treasurer
Art Kingsley
Okun
177 22nd
Street, #30
Costa Mesa,
CA 92627
20%
170,000
Shares
Vice
President/Distribution
Wesley Kelley
208 19th
Street, #4
Huntington
Beach CA
92648
20%
170,000
Shares
Vice President /
Director / Post
Production
Anthony
Cannella
18024 West
Grace Lane
Canyon
Country, CA
91351
20%
170,000
Shares
Vice President / Music
Supervisor
Richard
McHugh
5323 Sailboat
Circle
Agoura Hills,
CA 91301
20%
170,000
Shares




Item 12.

Description of Securities

Series A 13% Cumulative Debenture Notes. Maturity is 24
Months. Cumulative cash dividends is paid out of funds and assets legally available from the movie, set at an annual rate of 13% per Note, with semi-annual payments in arrears commencing four months after the completion of the post-production work on the movie. The estimated time from script casting till final post-production is 8 months.
Accrued but unpaid dividends are payable upon redemption.
Interest accrual begins on final closing date.


Item 13.

Interest of Named Expert and Counsel

Not Applicable

Item 14.

Disclosure of Commission Position of Indemnification for
Securities Act Liabilities

The issuer indemnifies Canon Securities LLC and it's controlling persons against any liability arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 15.

Organization Within Last Five Years

Not Applicable



Item 16.

Description of Business

Valhalla Motion Pictures, Inc., (the Company), is a
California S Corporation organized in 2001 to capitalize on a rising demand for low budget films by audiences worldwide. The Company's objective is to acquire full-length movie scripts and produce full-length, rated movies.
The target market for these movies are domestic theatrical, International theatrical, cable T.V. movie channels, International television channels, Direct-To-Video channels and Others. The Company has extensive contacts and working experience in the production and distribution of the under-
$2-million-segment of the independent film industry.
Valhalla Motion Pictures will draw upon existing relationships with recognizable writers, producers, directors and guild actors to create its low-budget films.
The Company expects to grow and achieve above-average financial returns by re-defining distribution to the market

Although it will use traditional methods of film making and distribution, Valhalla will build a brand name by utilizing never before tapped marketing, distribution and promotional venues. The company will also continue to research and explore new film making and marketing technologies, implementing them whenever it is deemed to be both advantageous and necessary to maintain its competitive and successful niche in the industry.


Item 16 (b)

Business of Issuer
The Company intends to capitalize on the growing demand for low budget independent films, without trying to compete head to head with the major studios. The Company's research has revealed that while major high budget films continue to be successful, there is a substantial market for lower budget independent films. The major studios cannot and will not compete in lower budget range, because of the enormous overhead and the economy of scale the major studio currently enjoy.

In implementing its business plan, the Company will finance and produce three lower budget movies. The long-term outlook is to fund 25 movies in 60 months. The Company will implement the same proven strategy which was utilized in movies such as the cult classic "Cellblock Sisters".
The Company will acquire proven scripts, cast relatively famous actors (not too-famous), state-of-the act special effects and combine all into a high quality full-length production on a controlled budgets.

The Company will seek strategic alliances with distribution companies, wherein the Company may still control distribution rights and implement its own marketing strategies, while having an agreement with the distribution entity to place the films in domestic theatrical, International theatrical, Cable T.V. movie channels, International Television Channels, Direct-To-Video Channels and others.




Implementing this business plan allow Valhalla Motion
Picture the potential for accelerated growth of revenue from each film financed. The Company will actively attend and feature the film in some of these important festivals that best suit the genre in Berlin, Cannes, Los Angeles, Lucarino, New York, Seattle, Sundance, Telluride, Toronto
Venice, Santa Barbara, Palm Springs International. This will improve development of major distribution channels.

Item 16 (c)
Annual report and audited financial statements will be voluntary sent to all investors. The public may read and copy any material filed with SEC at the SEC's Public
Reference Room at 540 Fifty Street, N.W., Washington D.C.
20549. The public may also obtain the information on the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330.










(This space intentionally left blank)



Item 17.

Management's Discussion and Analysis or Plan of Operation

The motion picture industry has always been dominated by a few large studios, however the research shows that the most significant change in the industry is the recent success of lower budget, independent films. An independent film is one that finds its production financing outside the large studio system. It may end up being distributed by a large studio, but the "negative cost" has been arranged from other sources. Many of the large production companies started as an independent studio with success of a single, low budget film.

Upon examining the box-office records of three hundred movies released between May 1985, and January 1986, two economists became convinced that film viewers were behaving like Einstein's random gas molecules movement. The evidence showed that audiences were repeatedly attracted to a small number of films. Four releases accounted for a fifth of the total box-office revenue over the sample period.

The chaos of the film industry has to do with the way millions of filmgoers and potential filmgoers exchange information. Since people don't know whether they will like a movie until they see it, they have to rely on what others tell them. If they hear good things from friends, critics, or whomever they will probably go and see the film; if they hear bad things, they won't. The Economists defined this process as "Information Cascade". Information Cascade, like droughts, are impossible to forecast. Just as a winter storm on the plains of Minnesota can affect the weather as far away as the eastern seaboard, the way in which filmgoers react to one movie can determine the fate of dozens of others. A hit or a flop is generated by an information cascade.

The yardstick definition of a high grossing movie is revenue equaling three times the production cost. Studies show that the mean of high grossing movies are dominated by big events and a sample standard deviation does exist. A regression analysis of these variables: budget, star power, log opening screen, sequel, genre, rating, year and a constant reveal that the highest predictive power for revenue is number of showings (log opening screen).

     Log Revenue {budget, star, log opening, sequel, genre, rating, year, and constant}

The above regression analysis concluded that budget is not a good predictor for high revenue. Star power tends to raise revenue, however the high price and production associated with high priced stars tend to outweigh its perceived benefits. Sequels, genre, rating, year have also been shown to be inferior predictors of high grossing movies.

Studies show that based on rating, the highest grossing movies are:

			Rating			% of High Grossing
			"G"				16%
			"PG"				16
			"R"				11
			"RX"				11
In implementing its business plan, the Company will finance and produce three lower budget movies. The long-term outlook is to fund 25 movies in 60 months. The breakeven point for high budget increases the likelihood of lower profits. An ideal budget range as depicted by three examples given production budget for the same screenplay, the box office grosses might look like this:

				Budget		Budget		Budget

				$500,000		$1,700,000
	$8,000,000
Box Office Gross		3,500,000		19,100,000
	29,000,000

Budget * 3 =
Breakeven Point		-1,500,000		-5,100,000
	-24,000,000

Box office Gross
After Breakeven		$2,000,000		$14,000,000
	$5,000,000

When a movie reaches approximately three times the film budget, in each of the three cases, there is a profit beyond the breakeven point for the investors. The Under $2 million budget full-length motion picture will realize a better-than expected profits.




(Box office gross are estimates. The underlying assumption requires that a distribution strategy actively pursue representation at festivals, create a "buzz", seek domestic theatrical distribution, foreign theatrical distribution, home video distribution, cables and other television distribution that best suit that particular motion picture)




Item 18.

Description of Property

Not Applicable.


Item 19.

Certain Relationship and Related Transaction

Not Applicable


Item 20.

Market for Common Equity and Related Stockholder Matters

Not Applicable


Item 21.

Executive Compensation

At the present time, all of the Company's officers and directors serve without compensation. Once the offering is funded, the officers and directors may be paid commensurate with their activities, experience and ability.

Item 22.

Financial Statement

The financial statement will be filed after December 30th
2001.


Item 23.

Changes In and Disagreements With Accountant on Accounting and Financial Disclosure.

Not Applicable



Item 24.

Indemnification of Director and Officers

Not Applicable

Item 25.

Other Expenses of Issuance and Distribution
									Amount
Due Diligence							 $ 51,000

Expenses
Registration fees
State taxes
Printing
Legal
Accounting
102,000

Distribution/Show Expenses
26,300
					TOTAL		$179,300




Item 26.

Recent Sales of Unregistered Securities

Not Applicable.


Item 27.

Exhibits

See exhibits.


Item 28.

Undertakings

Not Applicable.





Index of Exhibits







Underwriting Agreement


Articles of incorporation


By-Laws


Instrument Defining The Rights of Holders of
Debentures


Financials	Data






The Rights of Holders of Debentures


Voting

Series A Note holders have no voting rights, except as otherwise provided by California General
Corporation Law. The Interest payment on the debentures is cumulative.



Valhalla Motion Pictures

Pro Forma Balance Sheets

							      2001

ASSETS
Current Assets:
	Cash and cash equivalents
	$1,551,300.00
	Short-term investments
26,300.00
Marketable investments
122,400.00
	Accounts receivable
	Other current assets
272,000.00
Total current assets
	$1,700,000.00
	Property and equipment, net
	Accumulated depreciation
	Other assets
Total assets
1,700,000.00

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
	Notes payable
	Current potion of long-term debt
110,500.00
	Account payable
153,000.00
	Accrued expenses
	Accrued compensation
	Deferred revenue
	Income taxes
Total Current Liabilities
263,500.00

Non-current Liabilities
	Long-term debt, less current portion
1,428,000.00
	Capital lease obligations
Other liabilities
	Deferred income taxes
STOCKHOLDERS' EQUITY
	Common stock, $.01 par value; 1,000,000 share
	  Authorized; 850,000 shares issued.
8,500.00
	Additional paid-in-capital
	Accumulated deficit
	Other equity
Total stockholders' equity
8,500.00
Total liabilities and stockholders, equity
$1,700,000.00

(Projected balance sheet upon completion of funding)




Calculation of Registration Fee
Title of
each class
of
securities
to be
registered
Dollar
amount to
be
registered
Proposed
maximum
offering
price per
unit
Proposed
maximum
aggregate
offering
price
Amount of
registration
fee
Debenture
Notes
$1,700,000
$2500.00
$2500.00
$425.00




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